Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

Pricing Supplement dated April 27, 2022
(To Stock-Linked Underlying Supplement dated September 2, 2021,
Prospectus Supplement dated September 2, 2021, and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$10,000,000 Capped Buffered Notes with Fixed Interest Linked to the Common Stock of Micron Technology, Inc. due November 2, 2022

•	The Capped Buffered Notes with Fixed Interest (the “notes”) will provide quarterly fixed Interest Payments of $19.00 per $1,000 principal amount (or 1.90% of the principal amount, equivalent to 7.60% per annum) regardless of the performance of the common stock of Micron Technology, Inc. (the “Reference Stock”) until maturity.
•	In addition to the final Interest Payment, at maturity, the notes will provide a 1-to-1 upside exposure to any increases in the Final Price of the Reference Stock from the Initial Price, subject to a Maximum Return of 10.00%. If the price of the Reference Stock decreases, investors will be subject to 1-to-1 downside exposure to any decrease in the price of the Reference Stock beyond a 12% decline, with up to 88% of the principal at risk.
•	In addition to the final Interest Payment, for each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

o	If the Final Price is greater than the Initial Price, the lesser of:

(1)	$1,000 + ($1,000 × Percentage Change); and

(2)	$1,000 + ($1,000 × 10%)

o	If the Final Price is equal to or less than the Initial Price but greater than or equal to the Buffer Price (88% of the Initial Price): $1,000

o	If the Final Price is less than the Buffer Price:

$1,000 + [$1,000 × (Percentage Change + 12%)]

•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount(1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$2.00	$998.00
Total	$10,000,000.00	$20,000.00	$9,980,000.00

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $998.00 per note.
(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of $2.00 (0.20%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $991.90 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on May 2, 2022 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying Supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112449/tm2123981d22_424b5.htm

•	Prospectus Supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

•	Prospectus dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

PS-1

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The common stock of Micron Technology, Inc. (Bloomberg ticker: MU) (the “Reference Stock”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$10,000,000

Term:	6 months

Trade Date:	April 27, 2022

Original Issue Date:	May 2, 2022

Final Valuation Date:	October 28, 2022, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement.

Maturity Date:	November 2, 2022, subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Interest Payments:	Regardless of the performance of the Reference Stock, you will receive a quarterly fixed interest payment of $19.00 per $1,000 principal amount (or 1.90% of the principal amount, equivalent to 7.60% per annum) (an “Interest Payment”) on each Interest Payment Date.

Interest Payment Dates:	Quarterly. August 2, 2022 and the Maturity Date, each subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Payment at Maturity:

In addition to the final Interest Payment, for each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•     If the Final Price is greater than the Initial Price, the lesser of:

(1)   $1,000 + ($1,000 × Percentage Change); and

(2)   $1,000 + ($1,000 × Maximum Return)

•     If the Final Price is equal to or less than the Initial Price but greater than or equal to the Buffer Price:

$1,000

•     If the Final Price is less than the Buffer Price:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount)]

If the Final Price is less than the Buffer Price, you will lose 1% of the principal amount for each 1% decrease in the price of the Reference Stock by more than 12%. Accordingly, you may lose up to 88% of the principal amount at maturity.

PS-2

Even with the Interest Payments, the return on the notes could be negative.

Maximum Return:	10.00%

Buffer Amount:	12%

Buffer Price:	$61.56, which is 88% of the Initial Price (rounded to two decimal places).

Percentage Change:	The “Percentage Change”, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	$69.95, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	The Closing Price of the Reference Stock on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13607X6U6 / US13607X6U65

Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

PS-3

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Closing Price of the Reference Stock relative to the Initial Price. We cannot predict the Closing Price of the Reference Stock at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity, excluding the final Interest Payment, on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Reference Stock from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the sum of the Payment at Maturity and the Interest Payments received over the term of the notes per $1,000 principal amount to $1,000. The potential returns described in the following table and examples assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Interest Payment:	$19.00 (or 1.90% of the principal amount, equivalent to 7.60% per annum)

Maximum Return:	10.00%

Buffer Amount:	12%

Hypothetical Initial Price:	$100

Hypothetical Buffer Price:	$88 (88% of the Initial Price)

Hypothetical Final Price	Hypothetical Percentage Change	Total Interest Payments	Hypothetical Payment at Maturity (Excluding the Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)
$200.00	100.00%	$38.00	$1,100.00	13.80%(1)
$175.00	75.00%	$38.00	$1,100.00	13.80%
$150.00	50.00%	$38.00	$1,100.00	13.80%
$125.00	25.00%	$38.00	$1,100.00	13.80%
$110.00	10.00%	$38.00	$1,100.00	13.80%
$105.00	5.00%	$38.00	$1,050.00	8.80%
$100.00(2)	0.00%	$38.00	$1,000.00	3.80%
$90.00	-10.00%	$38.00	$1,000.00	3.80%
$88.00(3)	-12.00%	$38.00	$1,000.00	3.80%
$87.00	-13.00%	$38.00	$990.00	2.80%
$60.00	-40.00%	$38.00	$720.00	-24.20%
$25.00	-75.00%	$38.00	$370.00	-59.20%
$10.00	-90.00%	$38.00	$220.00	-74.20%
$0.00	-100.00%	$38.00	$120.00	-84.20%

(1)	The total return on the notes cannot exceed the sum of the Maximum Return and the return represented by the Interest Payments.
(2)	The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price is set forth on page PS-3 of this pricing supplement.
(3)	This is the hypothetical Buffer Price.

PS-4

The following examples indicate how the total payments on the notes would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes are held to maturity.

Example 1: The Percentage Change Is 50.00%.

Because the positive Percentage Change exceeds the Maximum Return of 10.00%, the Payment at Maturity, excluding the final Interest Payment, would be $1,100.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

= $1,000 + ($1,000 × 10.00%)

= $1,100.00

When the Payment at Maturity is added to the Interest Payments of $38.00 received over the term of the notes, we would have paid a total of $1,138.00 per $1,000 principal amount, for a 13.80% total return on the notes.

Example 1 shows that the total return on the notes will not exceed the sum of the Maximum Return and the return represented by the Interest Payments, regardless of the extent to which the price of the Reference Stock increases.

Example 2: The Percentage Change Is 5.00%.

Because the positive Percentage Change does not exceed the Maximum Return of 10.00%, the Payment at Maturity, excluding the final Interest Payment, would be $1,050.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change)

= $1,000 + ($1,000 × 5.00%)

= $1,050.00

When the Payment at Maturity is added to the Interest Payments of $38.00 received over the term of the notes, we would have paid a total of $1,088.00 per $1,000 principal amount, for a 8.80% total return on the notes.

Example 2 shows that in addition to the Interest Payments, the notes will provide a 1:1 return at maturity if the positive Percentage Change does not exceed the Maximum Return.

Example 3: The Percentage Change Is -10.00%.

Because the Final Price is equal to or less than the Initial Price but greater than or equal to the Buffer Price, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount.

When the Payment at Maturity is added to the Interest Payments of $38.00 received over the term of the notes, we would have paid a total of $1,038.00 per $1,000 principal amount, for a 3.80% total return on the notes.

Example 3 shows that the Payment at Maturity, excluding the final Interest Payment, will equal the principal amount if the Final Price is at or above the Buffer Price, although the price of the Reference Stock has decreased moderately.

Example 4: The Percentage Change Is -75.00%.

Because the Final Price is less than the Buffer Price, the Payment at Maturity, excluding the final Interest Payment, would be $370.00 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount)]

= $1,000 + [$1,000 × (-75.00% + 12.00%)]

= $370.00

When the Payment at Maturity is added to the Interest Payments of $38.00 received over the term of the notes, we would have paid a total of $408.00 per $1,000 principal amount, for a -59.20% total return on the notes.

Example 4 shows that at maturity, you are exposed on a 1-to-1 basis to any decrease in the price of the Reference Stock by more than 12%. You may lose up to 88% of the principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

PS-5

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You believe that the price of the Reference Stock will increase moderately from the Initial Price to the Final Price.
•	You seek an investment with quarterly Interest Payments of $19.00 per $1,000 principal amount (or 1.90% of the principal amount, equivalent to 7.60% per annum) regardless of the performance of the Reference Stock.
•	You are willing to make an investment that is exposed to the negative performance of the Reference Stock on a 1-to-1 basis for each percentage point that the Final Price is less than the Buffer Price.
•	You are willing to accept that the return on the notes will be limited to the sum of the Maximum Return and the return represented by the Interest Payments.
•	You are willing to forgo dividends or other distributions paid on the Reference Stock.
•	You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.
•	You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be an appropriate investment for you if:

•	You believe that the Final Price will be below the Buffer Price.
•	You believe that the Interest Payments and the Payment at Maturity will not provide you with your desired return.
•	You are unwilling to make an investment that is exposed to the negative performance of the Reference Stock on a 1-to-1 basis for each percentage point that the Final Price is less than the Buffer Price.
•	You seek full payment of the principal amount of the notes at maturity.
•	You seek an uncapped return on your investment.
•	You want to receive dividends or other distributions paid on the Reference Stock.
•	You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.
•	You are not willing to assume the credit risk of the Bank for any payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

PS-6

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

You may lose some or a substantial portion of the principal amount of your notes.

The notes do not guarantee full return of principal. The repayment of any principal on the notes at maturity depends on the Final Price. The Bank will only repay you the full principal amount of your notes if the Final Price is equal to or greater than the Buffer Price. If the Final Price is less than the Buffer Price, you will be exposed on a 1-to-1 basis to any decrease in the Final Price from the Initial Price by more than 12%. You may lose up to 88% of your principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

The potential return on your notes will be limited by the Maximum Return.

Your ability to participate in any increase in the price of the Reference Stock will be limited because of the Maximum Return. The Maximum Return will limit the payment you may receive at maturity, no matter how much the price of the Reference Stock may rise beyond 110.00% of the Initial price over the term of the notes.

Higher Interest Payment or lower Buffer Price are generally associated with a Reference Stock with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the price of the Reference Stock. The greater the expected volatility with respect to the Reference Stock on the Trade Date, the higher the expectation as of the Trade Date that the price of the Reference Stock could close below the Buffer Price on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Interest Payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Buffer Price) than for similar securities linked to the performance of the Reference Stock with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Interest Payment may indicate an increased risk of loss. Further, a relatively lower Buffer Price may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Stock can change significantly over the term of the notes. The price of the Reference Stock for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Stock and the potential to lose some or all of your principal at maturity.

The Payment at Maturity is not linked to the price of the Reference Stock at any time other than the Final Valuation Date.

The Payment at Maturity will be based on the Closing Price of the Reference Stock on the Final Valuation Date. Therefore, if the Final Price decreased as of the Final Valuation Date below the Buffer Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Reference Stock other than the Final Valuation Date. Although the actual price of the Reference Stock at other times during the term of the notes may be higher than its Closing Price on the Final Valuation Date, the Payment at Maturity will not be affected by the Closing Price of the Reference Stock at any time other than the Final Valuation Date.

Reference Asset Risks

The notes will be subject to single stock risk.

The price of the Reference Stock can rise or fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

PS-7

There will be limited anti-dilution protection.

For certain events affecting shares of the Reference Stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect the return on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of the Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of the Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Reference Stock that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of the Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of the Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Reference Stock has occurred, make a good faith estimate in its sole discretion of the Closing Price for an affected Reference Stock if the Final Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

PS-8

General Risks

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the price of the Reference Stock, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

PS-9

INFORMATION REGARDING THE REFERENCE STOCK

The information below is a brief description of the Reference Stock. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because the Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuer can be located through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of the Reference Stock Issuer. None of us, CIBCWM or any of our other affiliates has participated or will participate in the preparation of the Reference Stock Issuer’s publicly available documents. None of us, CIBCWM or any of our other affiliates has made any due diligence inquiry with respect to the Reference Stock Issuer in connection with the offering of the notes. None of us, CIBCWM or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuer are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuer could affect the price of the Reference Stock and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stock is not a recommendation to buy or sell shares of the Reference Stock.

Micron Technology, Inc.

Micron Technology, Inc. manufactures and markets dynamic random access memory chips, static random access memory chips, flash memory, semiconductor components, and memory modules. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 723125. This Reference Stock trades on the Nasdaq Global Select Market under the symbol “MU.”

PS-10

Historical Performance of the Reference Stock

The following graph sets forth daily Closing Prices of the Reference Stock for the period from January 1, 2017 to April 27, 2022. On April 27, 2022, the Closing Price of the Reference Stock was $66.47. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of the Reference Stock at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your investment.

Historical Performance of the Reference Stock

Source: Bloomberg

PS-11

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as short-term capital gain or loss. Although the tax treatment of the Interest Payments is unclear, we intend to treat the Interest Payments, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

PS-12

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

PS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of $2.00 (0.20%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts will be 99.80% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 0.20% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

PS-14

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

PS-15

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 15, 2021, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 15, 2021, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

PS-16